BEMA GOLD CORPORATION
U.S.$70,000,000 3.25 PER CENT CONVERTIBLE NOTES DUE FEBRUARY 25, 2011
ISIN CODE: XS0186369483

Be advised that Bema Gold Corporation (“Bema” or the “Company”) and Kinross Gold Corporation (“Kinross”) have entered into an agreement with respect to the business combination of Bema and Kinross (the “Agreement”). The business combination will be effected by way of statutory plan of arrangement of Bema pursuant to Section 192 of the Canada Business Corporations Act (the “Transaction”), whereby Kinross will acquire all of the outstanding common shares of Bema (the “Bema Shares”) and effect certain related transactions. Under the Transaction, Bema shareholders will receive 0.4447 of a common share of Kinross (“Kinross Share”) plus Cdn.$0.01 in cash for each Bema Share (the “Share Consideration”). As part of the Transaction, Bema will amalgamate with a subsidiary of Kinross, and will continue as one corporation as a subsidiary of Kinross (“Amalco”) under the Canada Business Corporations Act. Subject to obtaining court approval and satisfying all other conditions to closing, including the approval of Bema’s shareholders, it is anticipated that the Transaction will be completed in late January 2007.

In accordance with the terms of the Bema convertible notes (the “Bema Convertible Notes”) and the trust deed dated February 25, 2004 (the “Indenture”) governing the Bema Convertible Notes, each holder of a Bema Convertible Note, immediately prior to the first moment in time on the date the Certificate of Arrangement is issued (the “Effective Date”), shall be entitled to receive upon subsequent conversion in accordance with its terms of each US$4.664 of principal amount of indebtedness under the holder’s Bema Convertible Note, and shall accept in lieu of each Bema Share to which such holder was theretofore entitled, the Share Consideration. As such for each US$10,000 principal amount of indebtedness converted under a holder’s Bema Convertible Note following the completion of the Transaction, the holder shall receive 953 Kinross Shares and Cdn.$21.44 in cash. As with respect to Bema Shares obtained upon the conversion of Bema Convertible Notes, Kinross Shares obtained upon the conversion of Bema Convertible Notes after the Effective Date may be subject to restrictions upon resale as specified in the Bema Convertible Notes or the Indenture. Holders of Bema Convertible Notes should consult their professional advisors with respect to these conditions and restrictions.

Pursuant to the terms of the Agreement, Kinross has agreed to cause Amalco to execute a supplemental indenture by which Amalco will confirm that it will be bound by obligations of Bema to perform and observe each covenant and condition contained in the Indenture in accordance with its terms, and which supplemental indenture will confirm that the Bema Convertible Notes, shall become exercisable for the Share Consideration following the effective date of the Transaction and that Kinross shall take or cause to be taken all corporate action necessary to reserve for issuance a sufficient number of Kinross Shares for delivery by Amalco upon conversion of the Bema Convertible Note (subject to the adjustments required after giving effect to the Transaction).

Kinross has agreed with Bema that to the extent Amalco withholds any amount on account of Canadian non-resident withholding tax from an interest payment made on the Bema Convertible Notes to a non-resident of Canada, Amalco will pay an additional amount to the non-resident holder so that, after such withholding, the non-resident holder will receive a net sum equal to the lesser of the amount it would have received had no such withholding been made, and the amount it would have received had the applicable rate of such withholding been 10%.

Furthermore, Kinross shall prepare and file with the stock exchanges on which Kinross Shares are listed, all necessary applications or other documents and pay all fees required in order to obtain the conditional listing approval of the Toronto Stock Exchange and the New York Stock Exchange in respect of the Kinross Shares issuable upon conversion of the Bema Convertible Notes.

Copies of the documents relating to the Transaction, including the Agreement and the related management information circular, are available free of charge on SEDAR at www.sedar.com, through the trustee BNY Trust Company of Canada at Suite 1101, 4 King Street West, Toronto, Ontario, Canada, M5H 1B6, or from Euroclear Bank S.A./N.V., Clearstrem Banking, société anonyme, Luxembourg or the Luxembourg Stock Exchange.

Luxembourg 21 December 2006.